January 28, 2005

Via Facsimile

George F. Ohsiek

Branch Chief

United States Securities and Exchange Commission

Mail Stop 03-08

Washington, D.C. 20549

RE:	Winn-Dixie Stores, Inc.
Form 10-K for the fiscal year ended June 30, 2004
Filed August 26, 2004
Form 10-Q for the quarterly period ended September 22, 2004
File no. 1-3657

Dear Mr. Ohsiek:

This letter sets forth the supplemental response of Winn-Dixie Stores, Inc. (the “Company”) to one of the staff’s comments set forth in its letter dated January 14, 2005. In accordance with the staff’s request and to assist in your review, we have included the staff’s comment and have numbered our response to correspond with the staff’s comment. Please note that where context requires, the term “Company” means Winn-Dixie Stores, Inc. and its subsidiaries on a consolidated basis.

Form 10-K for the Fiscal Year Ended June 30, 2004

18. Discontinued Operations and Restructuring

2004 Asset Rationalization, page 58

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Please tell us supplementally how the exit of the 45 stores located within your core designated market areas (DMAs) qualify for reporting as discontinued operations under paragraph 42 of SFAS 144. In particular, since you generally maintain a 1st, 2nd, or 3rd market share position in core DMAs, we are unclear as to how the closure of these stores will result in the elimination of cash flows if the customers will shop at another Winn Dixie/Marketplace, SaveRite or City Markets store that is in close proximity. Your response should explain whether each of your stores is considered “a component of an entity” as described in paragraph 41 of SFAS 144 and how the cash flows of your identified components have been or will be eliminated from your ongoing operations as a result of the asset rationalization plan.

Supplemental response to Comment #16: We consider each store location to be a component of an entity as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, as described in paragraph 41 of SFAS 144. To determine if a location is includable in discontinued operations, we conducted an analysis of the stores in close proximity of other Winn-Dixie stores and other surrounding competitors determining that cash flows would be eliminated.

Our experience with prior store closings is that sales from closed stores are not shifted to other Winn-Dixie stores located more than five miles away when competitors are in the same area. The analysis involved a review of whether the store to be closed was within five miles of another Winn-Dixie store and which competitors were also within the same area. Of the 45 core market stores, 14 stores were within five miles of another Winn-Dixie store.

Of the 14 stores, competitors’ store locations were identified and reviewed to make a determination about customer shopping practices. Based upon the information, we determined that a sufficient number of competitor stores were located between the closed store and our remaining stores to absorb the sales from the closed store. In addition, a post-closing review of sales trends of the other Winn-Dixie stores within a five-mile radius revealed no increase in sales attributable to the store closures, and we concluded that sales from the closed stores had been absorbed by nearby competitors.

Therefore, we concluded that the cash flow for all of the 45 core stores would be eliminated from ongoing operations.

In accordance with Rule 12b-4 of Securities Exchange Act of 1934, we request that you return this letter to us upon the completion of your review.

Questions regarding this response should be directed to me or to D. Michael Byrum, Corporate Controller, at (904) 783-5597.

Sincerely,

/s/ Bennett L. Nussbaum

Bennett L. Nussbaum

Senior Vice President and

Chief Financial Officer

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